Exhibit 99.3

Altimo acquires VimpelCom shares from Weather Investments II

15 August 2012

Altimo has today purchased 305,000,000 shares of common stock in VimpelCom Ltd. (VimpelCom) or approximately 14.8% of voting rights in the company from Weather Investments II (Weather II) for an aggregate price of $3,6 billion. As a result of this deal and other additional purchases on the market, Altimo’s holdings in VimpelCom increased to approximately 40.5% of VimpelCom’s voting rights.

Altimo has also agreed to withdraw its earlier assertions that Weather II and Telenor were in breach of Section 16 of VimpelCom’s bye-laws by failure to launch a mandatory tender offer for VimpelCom shares.

Evgeny Dumalkin, Altimo’s Vice-president said: “We are pleased to have agreed with Weather Investments II to purchase its shares in VimpelCom which is in line with our strategic and long-term interests of Vimpelcom. We are strong believers in significant investment potential of VimpelCom”.

For further information please contact:

Altimo
Evgeny Dumalkin +7 (495) 363 31 36

Cubitt Consulting
Simon Brocklebank-Fowler/Michael Henman + 44 (0) 207 367 5100

Notes to editors:

Altimo specializes in telecoms investments in Russia, the CIS and Asia. Its stakes include: 40,5% of the voting interest in VimpelCom Ltd. (NYSE: VIP), one of top global telecoms operators and 13.2% of Turkcell, Turkey’s largest mobile company (NYSE: TKC). Together, Altimo’s investee companies serve more than 270 million mobile phone subscribers.